UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Moatable, Inc.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

American Depositary Shares, Each Representing 45 Class A Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

759892300

(CUSIP Number of Class of Securities)

Scott Stone

Chief Financial Officer
45 W. Buchanan Street
Phoenix, AZ 85003

(623) 473-5749

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

With copies to:

John-Paul Motley, Esq.

Will Cai, Esq.
Cooley LLP
355 South Grand Avenue, Suite 900
Los Angeles, CA 90071
+1 (213) 561-3204

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to the offer by Moatable, Inc., an exempted company incorporated under the laws of the Cayman Islands (“Moatable, Inc.” or the “Company”), to purchase up to 5,000,000 American Depositary Shares (the “ADSs”) of the Company, each representing 45 Class A ordinary shares, par value $0.001 per share (“Class A Ordinary Shares”), at a price of $3.00 per ADS, net to the seller in cash, less a cash distribution fee of $0.05 per ADS accepted for purchase in the Offer (as defined below) that will be paid to Citibank, N.A., the Company’s ADS depositary (the “ADS Depositary”), less any applicable withholding taxes, and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated September 3, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”), the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) and other related materials as may be amended or supplemented from time to time (collectively, with the Offer to Purchase and the Letter of Transmittal, the “Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, are incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section captioned “Summary Term Sheet” of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2. Subject Company Information.

(a)  Name and Address. The name of the subject company (which is also the issuer) is Moatable, Inc, an exempted company incorporated under the laws of the Cayman Islands. The Company’s principal executive offices are located at 45 West Buchanan Street, Phoenix, Arizona, 85003, United States of America. The Company’s phone number is +1 (623) 473-5749. The information set forth in Section 9 (“Certain Information Concerning the Company; Certain Financial Information”) of the Offer to Purchase is incorporated herein by reference.

(b)  Securities. The subject securities are American Depository Shares of the Company, each representing 45 Class A Ordinary Shares. As of August 27, 2025, there were 566,747,278 Class A Ordinary Shares outstanding (including 12,369,955 ADSs, representing 556,647,975 Class A Ordinary Shares). The information set forth in the section of the Offer to Purchase captioned “Introduction” is incorporated herein by reference.

(c)  Trading Market and Price. Information about the trading market and price of the ADSs set forth in the Offer to Purchase under Section 7 (“Price Range of ADSs; Dividends”) ins incorporated herein by reference. The information set forth in the section captioned “Introduction” in the Offer to Purchase is also incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)  Name and Address. The name of the filing person is Moatable, Inc., an exempted company incorporated under the laws of the Cayman Islands, which is also the subject company. The information set forth in Section 9 (“Certain Information Concerning the Company; Certain Financial Information”) and Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)  Material Terms. The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet,” and in Section 1 (“Number of ADSs; Purchase Price; Proration”), Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”), Section 3 (“Procedures for Tendering ADSs”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of ADSs and Payment of Purchase Price”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Funds”), Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the ADSs”), Section 11 (“Certain Legal Matters; Regulatory Approvals”), Section 12 (“Certain U.S. Federal Income Tax Considerations”), Section 13 (“Extension of the Offer; Termination; Amendment”) and Section 15 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference.

(b)  Purchases. The information set forth in Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the ADSs”) of the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)  Agreements Involving the Subject Company’s Securities. The information set forth in Section 10 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the ADSs”) of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)  Purposes. The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”) of the Offer to Purchase is incorporated herein by reference.

(b)  Use of Securities Acquired. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”) of the Offer to Purchase is incorporated herein by reference.

(c)  Plans. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”) of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)  Source of Funds. The information set forth in “Summary Term Sheet” and Section 8 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b)  Conditions. The information set forth in “Summary Term Sheet” and Section 8 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(a)  Borrowed Funds The information set forth in “Summary Term Sheet” and Section 8 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a)  Securities Ownership. The information set forth in Section 10 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the ADSs”) of the Offer to Purchase is incorporated herein by reference.

(b)  Securities Transactions. The information set forth in Section 10 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the ADSs”) of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)  Solicitation or Recommendation. The information set forth in Section 14 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a)(1)         Financial Information. The information set forth in Section 9 (“Certain Information Concerning the Company; Certain Financial Information—Historical Financial Information”) of the Offer to Purchase is incorporated herein by reference.

(a)(2)         Financial Information. The information set forth in Section 9 (“Certain Information Concerning the Company; Certain Financial Information—Historical Financial Information”) of the Offer to Purchase is incorporated herein by reference.

(a)(3)         Not applicable

(a)(4)         The book value per share of the Company’s ordinary shares (including both Class A Ordinary Shares and Class B ordinary shares, par value $0.001 per share) as of June 30, 2025 was $0.05 per share.

(b)              Not applicable.

Item 11. Additional Information.

(a)  Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”), Section 9 (“Certain Information Concerning the Company; Certain Financial Information”), Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the ADSs”) and Section 11 (“Certain Legal Matters; Regulatory Approvals”) in the Offer to Purchase is incorporated herein by reference.

(c)  Other Material Information. The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, are incorporated herein by reference.

Item 12. Exhibits.

See the Exhibit Index immediately following the signature page.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2025

MOATABLE, INC.

By:	/s/ Joseph Chen
Joseph Chen
Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated September 3, 2025.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(E)*	Form of Notice of Withdrawal.

(a)(1)(F)*	Form of Summary Advertisement, published September 3, 2025.

(a)(5)(A)*	Press release announcing the commencement of the Offer, dated September 3, 2025.

(d)(1)	Deposit Agreement (incorporated by reference to Exhibit 4.3 from the registration statement on Form S-8 (File No. 333-177366) filed publicly with the Securities and Exchange Commission October 18, 2011).

(d)(2)	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 from the Quarterly Report on Form 10-Q (File No. 001-35147) filed publicly with the Securities and Exchange Commission on August 14, 2023).

(d)(3)	Specimen American Depositary Receipt of the Registrant (incorporated by reference to Exhibit 4.1 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 15, 2011).

(d)(4)	Specimen Class A Ordinary Share Certificate of the Registrant (incorporated by reference to Exhibit 4.2 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 15, 2011).

(d)(5)	Amended and Restated Investors’ Rights Agreement between the Registrant and other parties therein, dated as of April 4, 2008, as amended (incorporated by reference to Exhibit 4.6 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 15, 2011).

(d)(6)	Moatable, Inc. 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 15, 2011).

(d)(7)	Moatable, Inc. 2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 15, 2011).

(d)(8)	Moatable, Inc. 2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 15, 2011).

(d)(9)	Moatable, Inc. 2011 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from the Registration Statement on Form S-8 (File No. 333-209734) filed publicly with the Securities and Exchange Commission on February 26, 2016).

(d)(10)	Moatable, Inc. 2016 Share Incentive Plan (incorporated by reference to Exhibit 10.2 from the Registration Statement on Form S-8 (File No. 333-209734) filed publicly with the Securities and Exchange Commission on February 25, 2016).

(d)(11)	Moatable, Inc. 2018 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from the Registration Statement on Form S-8 (File No. 333-227886) filed publicly with the Securities and Exchange Commission on October 19, 2018).

(d)(12)	Moatable, Inc. 2021 Share Incentive Plan (incorporated by reference to Exhibit 99.2 from the report on Form 6-K (File No. 001-35147) filed publicly with the Securities and Exchange Commission on November 4, 2021).

(d)(13)	Moatable, Inc. Form of Share Option Award Agreement (incorporated by reference to Exhibit 10.8 from the Registration Statement on Form 10-K (File No. 001-35147) filed publicly with the Securities and Exchange Commission on March 31, 2023)

(d)(14)	Moatable, Inc. Form of Restricted Share Unit Award Agreement (incorporated by reference to Exhibit 10.9 from the Registration Statement on Form 10-K (File No. 001-35147) filed publicly with the Securities and Exchange Commission on March 31, 2023).

(d)(15)	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.5 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 15, 2011).

(d)(16)	Employment Agreement between Moatable, Inc. and Joseph Chen, dated December 31, 2022 (incorporated by reference to Exhibit 10.19 from the Annual Report on Form 10-K (File No. 001-35147) filed publicly with the Securities and Exchange Commission on March 31, 2023).

(d)(17)	Business Operations Agreement, dated as of December 23, 2010, between Qianxiang Shiji, Qianxiang Tiancheng and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.7 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 15, 2011).

(d)(18)	Amended and Restated Equity Option Agreements, dated as of December 23, 2010, between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.8 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 11, 2011).

(d)(19)	Amended and Restated Equity Interest Pledge Agreements, dated as of December 23, 2010, between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.9 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 11, 2011).

(d)(20)	Power of Attorney, dated as of December 23, 2010, by the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.10 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 15, 2011).

(d)(21)	Amended and Restated Exclusive Technical Service Agreement, dated as of December 23, 2010, between Qianxiang Shiji and Qianxiang Tiancheng (incorporated by reference to Exhibit 10.13 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 15, 2011).

(d)(22)	Amended and Restated Intellectual Property Right License Agreement, dated as of December 23, 2010, between Qianxiang Shiji and Qianxiang Tiancheng (incorporated by reference to Exhibit 10.14 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 15, 2011).

(d)(23)	Spousal Consents, dated as of December 23, 2010, by the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.11 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 15, 2011).

(d)(24)	Amended and Restated Loan Agreements, dated as of December 23, 2010, between Qianxiang Shiji and the shareholders of Qianxiang Tiancheng (incorporated by reference to Exhibit 10.12 from the Registration Statement on Form F-1 (File No. 333-173548) filed publicly with the Securities and Exchange Commission on April 15, 2011).

(d)(25)	Moatable, Inc. Incentive Compensation Recoupment Policy (incorporated by reference to Exhibit 97.1 from the Annual Report on Form 10-K (File No. 001-35147) filed publicly with the v on April 15, 2025).

(g)	None

(h)	None

107*	Filing Fee Table.

* Filed herewith.